UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

           [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE YEAR ENDED DECEMBER 31, 1999

            [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           Commission file number 0-18348

                         BE AEROSPACE, INC. SAVINGS PLAN
                              (Full Title of Plan)


                               BE AEROSPACE, INC.
          (Name of issuer of the securities held pursuant to the plan)

            1400 Corporate Center Way, Wellington, Florida 33414-2105
              (Address of principal executive office)

BE AEROSPACE, INC. SAVINGS PLAN

TABLE OF CONTENTS

                                                                          Page
INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS:
Statements of net assets available for benefits
  as of December 31, 1999 and 1998                                          3
Statements of changes in net assets available for benefits
  for the years ended December 31, 1999 and 1998                            4
Notes to financial statements for the years ended
  December 31, 1999 and 1998                                                5

SUPPLEMENTAL SCHEDULES PROVIDED PURSUANT TO THE DEPARTMENT
  OF LABOR'S RULES AND REGULATIONS:
Line 27a - Schedule of assets held for investment purposes
  as of December 31, 1999                                                   14
Line 27d - Schedule of reportable series of transactions
  for the year ended December 31, 1999                                      15

(All other schedules required by the Department of Labor are omitted because of the absence of the conditions under which they are required.)

SIGNATURE                                                                   22

EXHIBIT

  23  Independent Auditors' Consent                                         23




INDEPENDENT AUDITORS' REPORT

The Benefits Administrative Committee
BE Aerospace, Inc. Savings Plan
Wellington, Florida

We have audited the accompanying statements of net assets available for benefits of BE Aerospace, Inc. Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, by fund and in total, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) Line 27a - Schedule of assets held for investment purposes as of December 31, 1999, and (2) Line 27d - Schedule of reportable series of transactions for the year ended December 31, 1999, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

Costa Mesa, California
June 9, 2000

BE AEROSPACE, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1999 AND 1998

                                                                             1999               1998
                                                                             ----               ----
ASSETS:
Investments, at fair value (Note 2):
  Investment in the PW Trust Company Pooled Trusts (Note 1)          $ 57,212,033       $ 52,536,711
  BE Aerospace, Inc. common stock (Note 1)                              3,317,138          6,001,083
  Participant loans receivable                                            211,856            202,986
                                                                     ------------       ------------
    Total investments                                                  60,741,027         58,740,780

EMPLOYER CONTRIBUTIONS RECEIVABLE                                         459,543            423,756

CASH AND CASH EQUIVALENTS (Note 1)                                      8,467,475             53,362
                                                                     ------------       ------------
    Total assets                                                       69,668,045         59,217,898

LIABILITIES:
Accrued plan asset transfer (Note 3)                                   (8,746,836)                 -
                                                                     ------------       ------------

NET ASSETS AVAILABLE FOR BENEFITS                                    $ 60,921,209       $ 59,217,898
                                                                     ============       ============

See independent auditors' report and notes to financial statements.

BE AEROSPACE, INC. SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                               1999              1998
                                                                               ----              ----

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                                                    $ 59,217,898       $ 46,536,536

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
  Net appreciation in fair value of investments (Notes 1 and 2)           7,491,871          6,871,721
  Interest and dividends (Note 1)                                            42,332             46,875
                                                                       ------------       ------------

      Total investment income                                             7,534,203          6,918,596

Contributions and rollovers (Note 1)                                     11,792,628          9,918,008
                                                                       ------------       ------------
      Total additions to net assets                                      19,326,831         16,836,604

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions to participants or their beneficiaries                      8,255,350          3,465,337
Plan administrative expenses                                                518,101            473,648
Loan repayments                                                             103,233            216,257
Accrued plan asset transfer (Note 3)                                      8,746,836                  -
                                                                       ------------       ------------
      Total deductions from net assets                                   17,623,520          4,155,242
                                                                       ------------       ------------
NET INCREASE                                                              1,703,311         12,681,362
                                                                       ------------       ------------
NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                                                          $ 60,921,209       $ 59,217,898
                                                                       ============       ============

See independent auditors' report and notes to financial statements.

BE AEROSPACE, INC. SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

-------------------------------------------------------------------------------

1.      GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        DESCRIPTION OF PLAN - Effective August 1, 1988, BE Aerospace, Inc. (the Company) adopted the BE Aerospace, Inc. Savings Plan (formerly the BE Aerospace, Inc. Savings and Profit Sharing Plan and Trust) (the Plan), a defined contribution retirement plan designed to qualify under Internal Revenue Code (IRC) Section 401(a) and 401(k) for the cash or deferred arrangement part of the Plan.

        Under the Plan, contributions are made on behalf of employees (participants) who choose to defer a portion of their total gross pay. Effective December 1994, the Plan was amended to allow participants to make a contribution election from 2% to 15%. Elective contributions under a qualified cash or deferred arrangement are treated as employer contributions. Company contributions are made in the form of Company common stock (the Stock). Participants age 55 or older have the option of receiving the matching contribution in cash. The Stock is held by the trustee and adjusted to fair value as determined by published market prices. Resulting unrealized gains and losses are included in the statement of changes in net assets available for benefits.

        In March 1999, $1,210,615 was rolled into the Plan and participant loans receivable of $105,887 was transferred to the Plan related to the 1998 acquisition of Aerospace Lighting Corporation. Participant loans receivables, totaling $286,417, were transferred into the Plan as a result of the Nelcor Puritan Bennett acquisition in 1998.

        BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

        COMPANY CONTRIBUTIONS - The Plan provides for employer-matching contributions of the participant's contributions to be determined by Company management. During the years ended December 31, 1999 and 1998, matching contributions were 50% of deferrals up to 3% of eligible compensation (as defined).

        TERMINATION BENEFITS AND VESTING - Upon termination of employment with the Company, participants are immediately vested in their contributions and are entitled to receive all vested contributions, with 100% vesting of Company contributions after five years of service.

        FORFEITURES - Forfeited nonvested account balances of $269,311 and $96,869 were used to reduce employer contributions in 1999 and 1998, respectively.

        CASH AND CASH EQUIVALENTS - Cash and cash equivalents consist of highly liquid investments with initial maturities of 90 days or less.

BE AEROSPACE, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 (continued)


        INVESTMENT IN THE PW TRUST COMPANY POOLED TRUSTS - The investment in the PW Trust Company Pooled Trusts (the Trusts) consists primarily of guaranteed insurance contracts (GICs) and certain debt and equity securities held by the Trusts. It is the policy of the Trusts to hold GIC investments until maturity. GIC investments are stated at contract value that approximates their fair value at December 31, 1999 and 1998, as determined by quoted or published market prices. All other investments are stated at their fair value.

        INVESTMENT ELECTIONS - With PW Trust Company as trustee, participants may elect the following investment options:

            GIC PORTFOLIO - Seeks to offer stability while maximizing current income through investments in fixed income securities, primarily insurance and bank investment contracts.

            BALANCE VALUE PORTFOLIO - Seeks to achieve long-term capital growth through investments in a diversified range of stocks, bonds, and other fixed income securities.

            CAPITAL GROWTH PORTFOLIO - Seeks to achieve long-term capital growth through investment in large capitalization stocks with positive earnings momentum.

            STRATEGIC BALANCED PORTFOLIO - Seeks to invest in a blend of equity and fixed income securities to achieve long-term capital growth.

            STRATEGIC GROWTH PORTFOLIO - Seeks to invest in growth companies across the capitalization spectrum to achieve long-term capital growth.

            MID-CAP VALUE PORTFOLIO - Seeks to generate a return in excess of the Russell Midcap Value Index over a full market cycle or rolling five-year average.

            OVERSEAS EQUITY PORTFOLIO - Seeks to invest in equity securities of non-U.S. companies in both mature and emerging economies around the globe.

            S&P 500 PORTFOLIO - Seeks to replicate the return of the Standard & Poor's (S&P) 500 Composite Stock Price Index, a broad group of 500 selected large capitalization common stocks, before expenses are charged to the portfolio.

BE AEROSPACE, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 (continued)

        INCOME TAXES - The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986 (IRC) and is intended to be exempt from taxation under 501(a) of the IRC. The Plan received a favorable Internal Revenue Service determination letter dated August 20, 1998. There were no significant amendments to the Plan between the date of the determination letter and December 31, 1999. Therefore, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the related trust was tax exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

        INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        PAYMENTS OF BENEFITS - Benefits are recorded when paid.

        ADMINISTRATIVE EXPENSES - Administrative expenses are paid by the Plan.

        USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

        PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

        The foregoing description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

BE AEROSPACE, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 (continued)

2.      INVESTMENTS

        Investments consist of the following:

                                                                         As of December 31, 1999
                                                                 --------------------------------------
                                                                                           Fair
                                                                         Cost              value
GIC Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                          $ 8,076,531        $ 9,268,859
Balanced Value Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                            4,645,610          7,778,640
Capital Growth Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                            8,598,757         15,557,911
Strategic Balance Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                            3,502,242          5,334,729
Strategic Growth Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                            5,882,896         10,878,175
Mid-Cap Value Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                            3,727,563          4,198,664
Overseas Equity Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                            2,145,666          3,150,391
S&P 500 Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                              953,896          1,044,664
BE Aerospace, Inc. common stock                                      6,505,471          3,317,138
Participant loans receivable                                           211,856            211,856
                                                                   -----------        -----------
                                                                   $44,250,488        $60,741,027
                                                                   ===========        ===========

BE AEROSPACE, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 (continued)


2.  INVESTMENTS (continued)

                                                                        As of December 31, 1998
                                                                 --------------------------------------
                                                                                         Fair
                                                                           Cost          value
GIC Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                          $ 8,877,340       $ 10,325,398
Balanced Value Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                            5,737,317          8,505,410
Capital Growth Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                            8,543,888         14,673,768
Strategic Balance Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                            3,491,776          4,778,480
Strategic Growth Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                            5,454,248          8,043,749
Mid-Cap Value Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                            4,481,319          5,215,260
Overseas Equity Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                              909,997            994,646
BE Aerospace, Inc. common stock                                      5,078,165          6,001,083
Participant loans receivable                                           202,986            202,986
                                                                   -----------        -----------
                                                                   $42,777,036        $58,740,780
                                                                   ===========        ===========

All investments exceed 5% of net assets available for benefits except for participant loans receivable and S&P 500 Portfolio as of December 31, 1999, and participant loans receivable and overseas equity portfolio as of December 31, 1998.

Investments are in the custody of the trustee under a trust agreement with the Plan. The trustee has no authority, however, for the purchase or sale of investments.

During the years ended December 31, 1999 and 1998, the Plan's investments appreciated in fair value by $7,491,871 and $6,871,721, respectively.

3.      ACCRUED PLAN ASSET TRANSFER

During 1999, BE Aerospace sold its interest in its In-flight Entertainment group to Sextant In-Flight Systems LLC (SIFS). Accordingly, BE Aerospace entered into a plan asset transfer agreement with SIFS whereby the assets held in trust by the Plan for employees of SIFS were transferred to the SIFS Savings Plan on January 3, 2000. All account assets for these employees, including the unvested portion of employer contributions were transferred to the SIFS Plan in accordance with the agreement. A liability for the asset transfer has been accrued as of December 31, 1999, and is reflected in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

BE AEROSPACE, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 (continued)


4. STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND FOR THE YEAR ENDED DECEMBER 31, 1999

                                                        December 31, 1999 supplemental information by fund
                                       -------------------------------------------------------------------------------------
                                                       Balanced        Capital      Strategic     Strategic       Mid-Cap
                                          GIC            Value          Growth       Balanced       Growth          Value
NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year         $ 10,362,278    $ 8,532,999    $ 14,726,257   $4,808,329    $ 8,091,643    $ 5,251,256

ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
Investment income:
  Net appreciation (depreciation) in
    fair value of investments              618,282      1,244,452       3,434,693    1,321,612      3,926,294         68,842
  Interest and dividends                         -              -               -            -              -              -
                                         ---------    -----------    ------------   ----------    -----------    -----------
      Total investment income (loss)       618,282      1,244,452       3,434,693    1,321,612      3,926,294         68,842

Contributions and rollovers              1,127,720        949,735       2,030,387    1,261,190      1,904,150      1,299,525
                                        ----------    -----------    ------------   ----------    -----------    -----------
        Total additions to net assets    1,746,002      2,194,187       5,465,080    2,582,802      5,830,444      1,368,367

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
Distributions to participants or
  their beneficiaries                    2,296,407      1,024,658       1,864,531      803,992      1,187,429        664,032
Plan administrative expenses                46,021         88,735         161,209       55,888         93,122         51,475
Loan repayments                                  -              -               -            -              -              -
Accrued plan asset transfers                     -              -               -            -              -              -
                                        ----------    -----------     -----------   ----------    -----------     ----------
        Total deductions from net
          assets                         2,342,428      1,113,393       2,025,740      859,880      1,280,551        715,507
                                        ----------    -----------     -----------   ----------    -----------     ----------
NET (DECREASE) INCREASE                   (596,426)     1,080,794       3,439,340    1,722,922      4,549,893        652,860

ACCOUNT TRANSFERS                         (456,815)    (1,804,532)     (2,549,809)  (1,161,585)    (1,709,786)    (1,670,102)
                                       -----------     ----------     -----------   ----------    -----------     ----------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year                $ 9,309,037     $7,809,261     $15,615,788   $5,369,666    $10,931,750     $4,234,014
                                       ===========     ==========     ===========   ==========    ===========     ==========

The Plan maintains a holding account that allows for the future distributions of cash and cash equivalents and liabilities to the appropriate fund.

BE AEROSPACE, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 (continued)

4. STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND FOR THE YEAR ENDED DECEMBER 31, 1999 (continued)

                                                  December 31, 1999 supplemental information by fund (continued)
                                       ---------------------------------------------------------------------------------

                                                                    BE Aerospace                       Cash and
                                       Overseas                       common         Participant         cash
                                        Equity        S&P 500          stock            loans         equivalents     Total
NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year         $ 1,004,184    $       -     $ 6,184,604       $ 202,986       $ 53,362    $ 59,217,898

ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
Investment income:
  Net appreciation (depreciation) in
    fair value of investments             943,149       153,779     (4,219,232)              -              -       7,491,871
  Interest and dividends                        -             -              -          23,779         18,553          42,332
                                        ---------       -------     ----------        ---------      --------      ----------
      Total investment income (loss)      943,149       153,779     (4,219,232)         23,779         18,553       7,534,203

Contributions and rollovers               623,959       435,742      2,160,220               -              -      11,792,628
                                          -------       -------      ---------        ---------    ----------      ----------

        Total additions to net assets   1,567,108       589,521     (2,059,012)         23,779         18,553      19,326,831

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
Distributions to participants or
  their beneficiaries                     164,292        62,948        298,564        (111,503)             -       8,255,350
Plan administrative expenses               16,818         4,833              -               -              -         518,101
Loan repayments                                 -             -              -         103,233              -         103,233
Accrued plan asset transfers                    -             -        362,652               -      8,384,184       8,746,836
                                      -----------    ----------      ---------     -----------    -----------      ----------
        Total deductions from net
          assets                          181,110        67,781        661,216          (8,270)     8,384,184      17,623,520
                                      -----------    ----------      ---------     -----------    -----------      ----------

NET (DECREASE) INCREASE                 1,385,998       521,740     (2,720,228)         32,049     (8,365,631)      1,703,311

ACCOUNT TRANSFERS                         778,953       544,452       (343,157)        (23,179)     8,395,560               -
                                      -----------    ----------      ---------     -----------    -----------      ----------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year               $ 3,169,135    $1,066,192     $3,121,219     $   211,856    $    83,291     $60,921,209
                                      ===========    ==========     ==========     ===========    ===========     ===========

BE AEROSPACE, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 (continued)


4. STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND FOR THE YEAR ENDED DECEMBER 31, 1998 (UNAUDITED)

                                                                 December 31, 1998 supplemental information by fund
                                                ----------------------------------------------------------------------------------
                                                                   Balanced        Capital    Strategic     Strategic     Mid-Cap
                                                      GIC           Value          Growth      Balance       Growth        Value
NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year                  $ 9,661,261     $ 6,987,974    $ 11,141,452  $ 3,046,930    $4,712,287   $3,883,521

ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
Investment income:
  Net appreciation (depreciation) in fair
    value of investments                           601,409       1,142,495       3,179,738      894,394     2,142,810      326,785
  Interest and dividends                                 -               -               -            -             -            -
                                               -----------      ----------    ------------   ----------    ----------   ----------
      Total investment income (loss)               601,409       1,142,495       3,179,738      894,394     2,142,810      326,785

Contributions and rollovers                        971,920         900,770       1,740,810      932,043     1,596,885    1,283,383
                                               -----------      ----------    ------------   ----------    ----------   ----------
        Total additions to net assets            1,573,329       2,043,265       4,920,548    1,826,437     3,739,695    1,610,168

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
Distributions to participants or
  their beneficiaries                            1,104,657         430,038        933,477       167,467       512,129      271,846
Plan administrative expenses                        43,908          95,976        151,765        45,983        71,527       55,698
Loan repayments                                          -               -              -             -             -            -
                                               -----------      ----------    -----------    ----------    ----------   ----------

        Total deductions from net assets         1,148,565         526,014      1,085,242       213,450       583,656      327,544
                                               -----------      ----------    -----------    ----------    ----------   ----------
NET INCREASE                                       424,764       1,517,251      3,835,306     1,612,987     3,156,039    1,282,624

ACCOUNT TRANSFERS                                  276,253          27,774       (250,501)      148,412       223,317       85,111
                                               -----------      ----------    -----------    ----------    ----------   ----------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year                        $10,362,278      $8,532,999    $14,726,257    $4,808,329    $8,091,643   $5,251,256
                                               ===========      ==========    ===========    ==========    ==========   ==========

The Plan maintains a holding account that allows for the future distributions of cash and cash equivalents and liabilities to the appropriate fund.

BE AEROSPACE, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 (continued)

4. STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND FOR THE YEAR ENDED DECEMBER 31, 1998 (UNAUDITED)(continued)


                                                      December 31, 1998 supplemental information by fund (continued)
                                               -------------------------------------------------------------------------
                                                                BE Aerospace                  Cash and
                                                 Overseas          common      Participant      cash
                                                  Equity           stock         loans      equivalents         Total
NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year                  $  432,269      $ 6,532,139    $ 102,236     $ 36,467        $ 46,536,536

ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
Investment income:
  Net appreciation (depreciation) in fair
    value of investments                           94,612       (1,510,522)           -            -           6,871,721
  Interest and dividends                                -                -       30,590       16,285              46,875
                                                ---------      -----------    --------      --------        ------------
       Total investment income (loss)              94,612      (1,510,522)       30,590       16,285           6,918,596

Contributions and rollovers                       330,790        2,160,797            -          610           9,918,008
                                                ---------      -----------    ---------      -------        ------------
        Total additions to net assets             425,402          650,275       30,590       16,895          16,836,604

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
Distributions to participants or
  their beneficiaries                              26,789          305,351     (286,417)           -           3,465,337
Plan administrative expenses                        8,791                -            -            -             473,648
Loan repayments                                         -                -      216,257            -             216,257
                                                ---------      -----------    ---------      -------        ------------
        Total deductions from net assets           35,580          305,351      (70,160)           -           4,155,242
                                                ---------      -----------    ---------      -------        ------------
NET INCREASE                                      389,822          344,924      100,750       16,895          12,681,362

ACCOUNT TRANSFERS                                 182,093         (692,459)           -            -                   -
                                                ---------      -----------    ---------     --------        ------------
NET ASSETS AVAILABLE FOR
  BENEFITS, end of year                       $ 1,004,184      $ 6,184,604    $ 202,986     $ 53,362        $ 59,217,898
                                              ===========      ===========    =========     ========        ============

BE AEROSPACE, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 (continued)

5. STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS BY FUND AS OF DECEMBER 31, 1999 (UNAUDITED)

                                                             December 31, 1999 supplemental information by fund
                                      -------------------------------------------------------------------------------------------
                                                        Balanced       Capital        Strategic       Strategic          Mid-Cap
                                           GIC           Value         Growth          Balance         Growth             Value
ASSETS:
Investments, at fair value:
  Investment in the PW Trust
    Company Pooled Trusts            $ 9,268,859     $ 7,778,640    $ 15,557,911    $ 5,334,729     $ 10,878,175      $ 4,198,664
  BE Aerospace, Inc. common
    stock                                      -               -               -              -                -                -
  Participant loans receivable                 -               -               -              -                -                -
                                     -----------     -----------    ------------    -----------     ------------      -----------
    Total investments                  9,268,859       7,778,640      15,557,911      5,334,729       10,878,175        4,198,664

EMPLOYER CONTRIBUTIONS
  RECEIVABLE                              40,178          30,621          57,877         34,937           53,575           35,350

CASH AND CASH EQUIVALENTS                      -               -               -              -                -                -

LIABILITIES:
Accrued asset plan transfers                   -               -               -              -                -                -
                                     -----------     -----------    ------------    -----------     ------------      -----------
NET ASSETS AVAILABLE
  FOR BENEFITS                       $ 9,309,037     $ 7,809,261    $ 15,615,788    $ 5,369,666     $ 10,931,750      $ 4,234,014
                                     ===========     ===========    ============    ===========     ============      ===========

BE AEROSPACE, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 (continued)

5. STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS BY FUND AS OF DECEMBER 31, 1999 (UNAUDITED)(continued)

                                                   December 31, 1999 supplemental information by fund (continued)
                                          -------------------------------------------------------------------------------------
                                                                   BE Aerospace                       Cash and
                                       Overseas                       common         Participant        cash
                                        Equity        S&P 500         stock            loans         equivalents          Total
ASSETS:
Investments, at fair value:
  Investment in the PW Trust
    Company Pooled Trusts          $ 3,150,391     $ 1,044,664      $        -      $       -       $        -       $ 57,212,033
  BE Aerospace, Inc. common
    stock                                    -               -       3,317,138              -                -          3,317,138
  Participant loans receivable               -               -               -        211,856                -            211,856
                                   -----------     -----------      ----------      ---------       ----------       ------------
    Total investments                3,150,391       1,044,664       3,317,138        211,856                -         60,741,027

EMPLOYER CONTRIBUTIONS
  RECEIVABLE                            18,744          21,528         166,733              -                -            459,543

CASH AND CASH EQUIVALENTS                                    -              -               -        8,467,475          8,467,475

LIABILITIES:
Accrued asset plan transfers                 -               -        (362,652)             -       (8,384,184)        (8,746,836)
                                   -----------     -----------      ----------     ----------       ----------       ------------
NET ASSETS AVAILABLE
  FOR BENEFITS                     $ 3,169,135     $ 1,066,192      $3,121,219      $ 211,856       $   83,291       $ 60,921,209
                                   ===========     ===========      ==========      =========       ==========       ============

BE AEROSPACE, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 (continued)

5.      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS BY FUND AS OF
        DECEMBER 31, 1998

                                                            December 31, 1998 supplemental information by fund
                                      --------------------------------------------------------------------------------------------

                                                          Balanced         Capital        Strategic      Strategic       Mid-Cap
                                            GIC            Value           Growth          Balance         Growth         Value
ASSETS:
Investments, at fair value:
  Investment in the PW Trust Company
    Pooled Trusts                       $ 10,325,398    $ 8,505,410     $ 14,673,768     $ 4,778,480    $ 8,043,749    $5,215,260
  BE Aerospace, Inc. common stock                  -              -                -               -              -             -
  Participant loans receivable                     -              -                -               -              -             -
                                        ------------    -----------     ------------     -----------    -----------    ----------
    Total investments                     10,325,398      8,505,410       14,673,768       4,778,480      8,043,749     5,215,260

EMPLOYER CONTRIBUTIONS
  RECEIVABLE                                  36,880         27,589           52,489          29,849         47,894        35,996

CASH AND CASH EQUIVALENTS                          -              -                -               -              -             -
                                        ------------    -----------     ------------     -----------    -----------    ----------
NET ASSETS AVAILABLE FOR
  BENEFITS                              $ 10,362,278    $ 8,532,999     $ 14,726,257     $ 4,808,329    $ 8,091,643    $5,251,256
                                        ============    ===========     ============     ===========    ===========    ==========

BE AEROSPACE, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 19998 (continued)

5. STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS BY FUND AS OF DECEMBER 31, 1998 (continued)

                                                December 31, 1998 supplemental information by fund (continued)
                                         -------------------------------------------------------------------------

                                                        BE Aerospace                   Cash and
                                              Overseas      common      Participant      cash
                                              Equity        stock          loans      equivalents         Total
ASSETS:
Investments, at fair value:
  Investment in the PW Trust Company
    Pooled Trusts                          $  994,646   $         -     $       -    $      -        $ 52,536,711
  BE Aerospace, Inc. common stock                   -     6,001,083             -           -           6,001,083
  Participant loans receivable                      -             -       202,986           -             202,986
                                           ----------   -----------     ---------    --------        ------------
    Total investments                         994,646     6,001,083       202,986           -          58,740,780

EMPLOYER CONTRIBUTIONS
  RECEIVABLE                                    9,538       183,521             -           -             423,756

CASH AND CASH EQUIVALENTS                           -             -             -      53,362              53,362
                                          -----------   -----------     ---------    --------        ------------
NET ASSETS AVAILABLE FOR BENEFITS         $ 1,004,184   $ 6,184,604     $ 202,986     $53,362        $ 59,217,898
                                          ===========   ===========     =========     =======        ============

BE AEROSPACE, INC. SAVINGS PLAN

SUPPLEMENTAL SCHEDULES PROVIDED PURSUANT TO
THE DEPARTMENT OF LABOR'S RULES AND REGULATIONS


LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1999

                                                                    Units/                            Current
                                                                     rates          Cost              value
GIC Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                          407,565     $  8,076,531       $  9,268,859
Balanced Value Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                          180,795        4,645,610          7,778,640
Capital Growth Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                          429,691        8,598,757         15,557,911
Strategic Balance Portfolio of the PW Trust
  Company Pooled Trust for Employee
  Benefits Plan                                                    201,412        3,502,242          5,334,729
Strategic Growth Portfolio of the PW Trust
  Company Pooled Trust for Employee                                299,188        5,882,896         10,878,175
  Benefits Plan
Mid-Cap Value Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                          218,090        3,727,563          4,198,664
S&P 500 Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plan                           62,201          953,896          1,044,664
Overseas Equity Portfolio of the PW Trust Company
  Pooled Trust for Employee Benefits Plans                         130,765        2,415,666          3,150,391
BE Aerospace, Inc. common stock                                    392,608        6,505,471          3,317,138
Participant loans receivable                                       6% - 13%         211,856            211,856
                                                                               ------------       ------------

                                                                               $ 44,520,488       $ 60,741,027
                                                                               ============       ============


BE AEROSPACE, INC. SAVINGS PLAN

SUPPLEMENTAL SCHEDULES PROVIDED PURSUANT TO
THE DEPARTMENT OF LABOR'S RULES AND REGULATIONS


LINE 27d - SCHEDULE OF REPORTABLE SERIES OF TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1999


                                                          Purchase          Selling          Cost of
                                                            price            price            asset         Net gain
GIC Portfolio of the PW Trust Company Pooled
  Trust for Employee Benefits Plan -
  601 transactions                                         $4,886,564       $6,513,836      $5,649,443     $   864,393
Strategic Growth Portfolio of the PW Trust
  Company Pooled Trust for Employee Benefits
  Plan - 443 transactions                                   2,933,013        4,002,816       2,504,365       1,498,451
Balanced Value Portfolio of the PW Trust
  Company Pooled Trust for Employee Benefits
  Plan - 355 transactions                                   1,347,332        3,314,753       2,041,586       1,273,167
Capital Growth Portfolio of the PW Trust for
  Employee Benefits Plan - 463 transactions                 3,457,697        6,055,698       3,471,358       2,584,340
Strategic Balance Portfolio of the PW Trust for
  Employee Benefits Plan - 376 transactions                 1,876,445        2,593,098       1,835,499         757,599
Mid-Cap Value Portfolio of the PW Trust for
  Employee Benefits Plan - 359 transactions                 1,554,536        2,626,603       2,308,293         318,310
S&P 500 Portfolio of the PW Trust for Employee
  Benefits Plan - 375 transactions                          2,291,103        1,395,679       1,337,207          58,472
Overseas Equity Portfolio of the PW Trust for
  Employee Benefits Plan - 418 transactions                 2,742,109        1,508,745       1,223,165         285,580


BE AEROSPACE, INC. SAVINGS PLAN


                                   SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        BE AEROSPACE, INC. SAVINGS PLAN




                                              /s/ Joseph A. Piegari
Date:  June 23, 2000                   By:-----------------------------
                                              Plan Administrator
                                              BE AEROSPACE, INC.

                                                                    EXHIBIT 23

INDEPENDENT AUDITORS' CONSENT

   We consent to the incorporation by reference in Registration Statement Nos. 333-89145, 333-30578, 333-14037, 33-48119, 33-72194 and 33-82894 on Form S-8
   of BE Aerospace, Inc. of our report dated June 9, 2000 (BE Aerospace, Inc. Savings Plan), appearing in this Annual Report on Form 11-K for the year ended December 31, 1999.



DELOITTE & TOUCHE LLP


Costa Mesa, California
June 23, 2000